FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding Repsol talks with Rosneft.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

REPSOL TALKS – ROSNEFT

At the request of the CNMV, and as a consequence of information published by the media, Repsol reports that it is in talks with Rosneft to take part in the Veninsky Block, in the area known as Sakhalin III (in eastern Russia). No agreement has been reached so far, so the successful completion of talks is not assured.

The aim is to acquire a stake close to 24% linked to an exploration project whose next drilling will begin soon. The estimated investment in exploration for the year 2008 associated with a 24% stake amounts to approximately US$64 million. All figures regarding investments for development, reserves and future results will depend on the success or failure of the ongoing exploratory phase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 8th, 2008	By:	/s/ Iñigo Alonso de Noriega
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Affairs Director